Exhibit 99.1

Dominion Diamond Provides Exploration Update and Announces Maiden Resource at Leslie Pipe at Ekati

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 18, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today provided an update on its renewed strategic focus on greenfield exploration activities at the Ekati Diamond Mine (“Ekati mine”), Diavik Diamond Mine (“Diavik mine”) and other properties in the Lac de Gras region in the Northwest Territories in Canada. The Company also announced a maiden resource at the Leslie kimberlite pipe at the Ekati mine. Unless otherwise indicated, all financial information is presented in US dollars.

Highlights

  Maiden inferred mineral resource of 51 million tonnes and 16 million carats at the Leslie pipe, the highest priority amongst pipes at the Ekati mine that have been bulk sampled, but not yet included in the mine plan
  Renewed strategic focus on exploration with success-based five-year budget of approximately C$50 million
  150 known kimberlites on the Ekati property, including approximately 110 pipes that have not had follow-up bulk sampling programs
  Kodiak pipe at the Ekati mine is the highest priority amongst pipes that have not been bulk sampled, and is land-based
  Kodiak and Leslie pipes are close to existing infrastructure at the Ekati mine, with potential to be included in a future life of mine plan
  At Diavik, the 2017 program includes drilling, microdiamond sampling and additional mineral chemistry analysis on three priority kimberlites
  Large land position, with exposure to more than 680,000 hectares, and infrastructure advantage in highly prospective Lac de Gras region

“Our renewed focus on exploration is generating strong results along the entire project pipeline, reflecting near-, mid- and longer-term potential,” said Jim Gowans, Chairman of the Board. “We expect to complete pre-feasibility studies on Misery Deep and Fox Deep during the current fiscal year, and have identified high potential pipes in proximity to our existing infrastructure in the Lac de Gras region. The Leslie pipe is our highest-priority pipe amongst kimberlites that have been bulk sampled, as demonstrated by the announcement of its maiden resource.”

“We are mining and exploring in what is still a relatively young mining district,” continued Gowans. “There has been no greenfield exploration at Ekati since 2007, and of the 150 known kimberlites, only about 40 have had follow-up bulk sampling. We believe there is strong potential for further exploration success at Ekati and Diavik, and throughout the highly-prospective Lac de Gras region.”

Background

The first diamond-bearing kimberlite pipe in the Lac de Gras region was discovered at Point Lake on the Ekati property as a result of systematic heavy mineral sampling by prospectors Chuck Fipke and Stewart Blusson over a ten-year period, and was ultimately confirmed by drilling in 1991. Mining operations were started by the operator of the Ekati mine, BHP Billiton, in 1998. Dominion acquired its initial interest in the Ekati mine in 2013.

The Core Zone at the Ekati mine, in which the Company has an 88.9% participating interest, encompasses 175 mining leases, totaling 172,992 hectares, and hosts the Koala, Fox, Misery Main, Misery South, Misery SW Extension, Pigeon and Sable pipes, as well as the Leslie and Kodiak pipes. Kimberlite pipes having both development and exploration potential are hosted in an area adjacent to the Core Zone referred to as the Buffer Zone, in which the Company has a 72% participating interest. The Buffer Zone contains 106 mining leases covering 89,184 hectares, and hosts the Jay and Lynx pipes.

To date, exploration activities at the Ekati property have included till sampling, airborne and ground geophysical surveys, and drill programs. Approximately 350 geophysical and/or indicator dispersion targets have been drilled, with a total of 150 kimberlites discovered to date in the Core Zone and Buffer Zone.

For further details and information concerning the Ekati mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016. For further details and information concerning the Diavik mine, please refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2017. These technical reports can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Ekati Exploration

Leslie

The Leslie kimberlite pipe is the highest-priority pipe amongst kimberlites that have been bulk sampled, but not included in the current mine plan. It was discovered in the summer of 1992, and is located under a small lake between the Koala and Fox pipes, one kilometre east of the Fox haul road. Close proximity to the existing infrastructure is a very positive factor for the Leslie pipe.

Several drilling programs were completed at the Leslie pipe, resulting in 12 delineation diamond drill holes and 12 reverse circulation (RC) holes. The initial diamond recoveries and pipe size were encouraging. The pipe has a circular surface area of approximately seven hectares. A sample of 224 carats has been recovered from approximately 680 tonnes of kimberlite for an average grade of 0.3 carats per tonne. Diamond price modelling is based on the 224-carat parcel.

Grade estimation has been completed for the Leslie pipe using a method similar to that used at the Sable and Jay projects. Grade data was used along with bulk density data and pipe modelling to determine average grades on 30-metre vertical intervals. A block model was completed by Mineral Services Canada Inc., a consultant with significant experience in diamond exploration and knowledge of the Ekati property. There are no mineral reserves at Leslie pipe. The maiden mineral resource is shown in the table below, expressed in millions of tonnes (Mt), carats per tonne (cpt) and millions of carats (Mct).

Leslie Mineral Resources as of May 10, 2017 (100% basis)

Zone	Type	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
		Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
Core	OP	-	-	-	-	-	-	50.8	0.3	16.3

Notes:

(1) Dominion has modelled the approximate rough diamond price for the Leslie pipe to be $85 per carat, with a high case estimate of $120 per carat. To demonstrate that there are reasonable prospects for economic extraction, the high case was assumed along with 2.5% per annum real price growth during the life of the mine.
(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3) Mineral resources are reported in accordance with CIM Definition Standards.
(4) Dominion is operator and has an 88.9% participating interest in the Core Zone Joint Venture area.
(5) Mineral resources are reported at +0.5 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant using 0.5 mm width slot de-grit screens).

A concept study is planned for the Leslie pipe in 2017, and future work plans are under consideration.

Kodiak

The Kodiak kimberlite pipe was discovered in 2000, and is located approximately seven kilometres east of the central infrastructure at the Ekati mine, and three kilometres east of the Misery haul road. It is land based and is overlain by 25 metres of glacial till. The pipe has a surface area of 1.5 hectares and is infilled with resedimented volcanicalstic kimberlite, which is typical of the economic pipes at the Ekati and Diavik mines. Preliminary mineral chemistry and microdiamond results are indicative of moderately diamondiferous kimberlite and the microdiamond population contains a favourable proportion of white octahedral fragments.

The work plan includes ground geophysics and a follow-up vertical drill hole in the centre of the pipe in July 2017; this is expected to increase the microdiamond sample and provide information on the kimberlite geological domain. Remodelling of the pipe size and geology, microdiamond estimation and quality assessment should be completed by the fall of 2017. Pending the results of this program, an RC bulk sample program may be planned for winter 2018.

Fiscal 2018 Exploration Program

As part of the Company’s renewed focus on exploration, a greenfield exploration program was initiated at Ekati in fiscal 2018, to generate new targets and investigate known kimberlites that have not yet been subject to extensive testing. This four-part program includes an assessment of historical geophysical data, till sample data analysis, an evaluation of known kimberlites to prioritize targets, and a field program comprised of geophysics and diamond drilling of high priority targets.

For the geophysical data assessment, two 100 square kilometre blocks – the Misery block and the Fox block – have been prioritized. The airborne magnetic and electromagnetic (EM) data has been reprocessed, gridded and interpreted in the context of known kimberlites pipes and bedrock geology, with the objective of generating coincident geophysical anomalies to be prioritized for drilling.

Till data analysis is underway in parallel with the geophysical data assessment. This involves a study of glacial material using terrain analysis and photogrammetry, in order to improve discernment of the dispersion of indicator minerals associated with known kimberlites and new geophysical anomalies.

Evaluation of known pipes involves sample data analysis and prioritization, including a comprehensive assessment of microdiamond populations. The initial focus has been on the Leslie and Kodiak pipes.

The summer 2017 field program is expected to include geophysical surveys, and culminate in diamond drilling of the Kodiak pipe and at least five geophysical targets in the Misery and Fox blocks.

Misery Block

The Misery block is a ten kilometre by ten kilometre block centred on the Misery kimberlite complex, approximately 35 kilometres southeast of the Ekati process plant. The Misery Block contains the current mining operations of the Misery and Lynx kimberlites. The original airborne geophysical survey data was re-gridded and analyzed by Mineral Services. New approaches were used to discern the more subtle conductivity anomalies at depth, and the associated magnetic signatures in areas of geologic noise. Priority was placed on coincident anomalies characterized as conductors with extension to depth and disruption to the magnetic fabric. Of the 46 anomalies of interest, five have been prioritized for possible drilling, and all are within three kilometres of existing or planned roads.

Follow-up ground geophysical surveys are to be carried out over some of the targets prior to drilling. Mineral Services plans to trial a high-resolution aeromagnetic system over known pipes and several targets in the Misery area.

Fox Block

Similar to the Misery block, the Fox block is a ten kilometre by ten kilometre block centred on the Fox kimberlite pipe, approximately seven kilometres southwest of the Ekati process plant to which it is connected by existing road infrastructure. A review by Mineral Services of re-gridded airborne EM and magnetic data is underway. This includes a review of the geophysical signatures of known kimberlites and bedrock geology. Targets are to be identified based on the presence of conductors with extensions to depth, in combination with subtle magnetic anomalies or disruptions to magnetic fabric. Of the 24 anomalies of interest, three have been prioritized for possible drilling.

Summer Field Program

Ground geophysical surveys including magnetics and horizontal loop EM are to be carried out in the area of the Kodiak kimberlite as well as on land targets in the Misery and Fox blocks. An unmanned aerial vehicle (UAV)-mounted high-resolution magnetic system will also be tested.

Diamond drilling is expected to consist of a single 300-metre vertical drill hole into the Kodiak kimberlite and testing of at least five new targets in the Misery and Fox blocks. The Kodiak pipe and any new kimberlite discoveries will undergo microdiamond evaluation in addition to standard logging processes.

Regional Exploration

Lac de Gras Joint Venture Project

The Lac de Gras Joint Venture (LDGJV) property covers an area of 1,470 square kilometres and is located south of and adjacent to the existing Ekati and Diavik mines within the geological terrane known as the Slave Craton. The LDGJV Agreement was signed in 2015 and the resulting LDGJV property formed from an amalgamation of claims and mineral leases formerly held by Dominion and North Arrow Minerals. Dominion is the operator and, as of February 1, 2017, had a participating interest of approximately 60%, the remaining interest being held by North Arrow Minerals Inc.

Exploration work spanning over 25 years has resulted in the discovery of three kimberlites within the LDGJV property and has produced a large database of sampling, drilling and geophysical information. A comprehensive review of this database was conducted during 2016, including the compilation and interpretation of 5,438 historical till sample results. This review resulted in the identification of 13 anomalous kimberlite indicator mineral (KIM) trends that were recommended for further follow-up work. The KIM trends were compared with available regional geophysical data and seven geophysical targets were identified for follow-up based on their association with one or more of the anomalous KIM trends.

The 2016 exploration program also included a review of the historical airborne geophysical data sets and their re-evaluation using modern processing and interpretive techniques. A 220 square kilometre area with limited or poor geophysical coverage was selected for a new survey using a time domain electromagnetic system which measures resistivity and conductivity, and a magnetic gradiometer system to measure variations in the ground’s magnetic properties. The results of the 2016 survey were incorporated into the property data set and used in a target selection process leading to the identification of 236 anomalies. Twenty of these anomalies were selected as priority targets for follow-up in 2017, including several targets that were upgraded based on their proximity to the identified regional KIM trends.

A spring 2017 ground geophysics program utilizing magnetic, gravity and resistivity techniques, has been completed over the 20 selected targets. The data is currently being interpreted and will be used to guide the selection of targets for possible drill testing later this summer. Additionally, a 400 square kilometre area in the southern part of the property will be covered with a new airborne geophysical survey during the summer of 2017.

Glowworm Lake

The Glowworm Lake leases were acquired in early 2016 and occupy 1,408 square kilometres north and east of the Diavik mine. The property is favourably located on the central Slave Craton, but does not currently have any known kimberlite pipes. There are, however, several pipes in adjacent areas, pointing to the prospectivity of the region. As part of the acquisition, Dominion received the sampling, drilling and geophysical data from the previous exploration work, including more than 5,000 till sample results.

A re-evaluation of the historical data on the Glowworm Lake property is underway. KIM data has been compiled and areas were reassessed for follow-up targeting. A number of unresolved KIM anomalies have been highlighted, including G10 garnet anomalies. In addition, the geophysical data is being assessed for reprocessing and reinterpretation. Follow-up target selection will be made based on both geophysical criteria and KIM associations.

A study of the known kimberlite pipes in the region is ongoing to better understand kimberlite characteristics in the area in order to refine targeting techniques.

A field program is planned for 2017 with targets being selected for follow up with ground geophysics (magnetics, gravity and resistivity). The data collected from the ground surveys will be used to select future drill targets. Any new kimberlite discoveries will advance to core drilling for morphology definition and microdiamond sampling.

Diavik Exploration

The Diavik Joint Venture consists of the Diavik mine and its surrounding exploration properties, comprising 153 mining leases and covering 330,230 acres. The A-21, A-154 North and A-154 South kimberlite pipes were discovered in 1994, and the A-418 pipe was discovered in 1995. Initial mining commenced in late 2002, and commercial production in early 2003. Exploration continued after the mine start-up and into operations, until 2013. Activities included additional geophysical surveying, till sampling, sample processing, indicator mineral counts and analyses, mapping and drilling. Many more kimberlites were found, but none have been economic to date.

Three priority kimberlites – C42, T29 and A61 – have been highlighted for additional work based on potential size and proximity to the existing infrastructure. The goal for 2017 is to delineate these kimberlites further using core drilling, and to collect sufficient material for mineral chemistry and microdiamond sampling.

The C42 pipe is the highest priority pipe at Diavik, and is located 1.4 kilometres southwest of the A-21 pipe. It was intersected with three drill holes between 1994 and 1995, including hole C42-03 which intersected 280 metres of kimberlite, of which 192 metres were reported as pyroclastic kimberlite. Based on the three drill holes and geophysical EM interpretation, the surface area of the pipe is estimated at 2.9 hectares. Mineral chemistry analysis confirmed the presence of a high interest peridotitic garnet population at C-42. The pipe has not been adequately sampled for microdiamond analysis.

The T29 pipe is located seven kilometres south of the Diavik mine. Based on the four drill holes that intersected the pipe between 1992 and 1996, the kimberlite is macrocrystic and highly altered, with kimberlite intervals ranging between 12 and 30 metres in thickness. T29 is interpreted as a long thin kimberlite, with a length of up to one kilometre. There are no mineral chemistry or microdiamond results for T29.

The A61 pipe is located 20 kilometres northeast of the Diavik mine. It was intersected with two drill holes between 1993 and 1994. Intersections include intervals of seven metres of coherent kimberlite (HK) and 48 metres of volcaniclastic kimberlite. The surface area is estimated at 1.1 hectares. Mineral chemistry results confirm the presence of garnets and chromites within the diamond stability zone. There are no microdiamond results from A61 and additional mineral chemistry sampling is required.

Additional work has been recommended on the three priority kimberlites. This includes two to three drill holes on each pipe, microdiamond sampling and additional mineral chemistry analysis for a total spend of approximately C$1 million in calendar 2017.

Qualified Person
The mineral resource estimate for the Leslie pipe was prepared and verified under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy, and a Qualified Person within the meaning of National Instrument 43-101. The other scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Jon Carlson, P. Geo., Manager of Strategic Planning for the Ekati Operation with Dominion, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Forward-Looking Information
The information included herein that is not current or historical factual information, including information about expected exploration activities and other plans regarding mine development the Ekati Diamond Mine and the Diavik Diamond Mine, and expectations concerning the diamond industry, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine and the Diavik Diamond Mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Contact:
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media Contact:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media Contact:
Gagnier Communications
Dan Gagnier, 646-569-5897